Exhibit 99.1

Silver Star Proxy Discussion September 18, 2025 Al Hartman For shareholder information only. Not legal, financial, or investment advice. Statements may include opinions or forward-looking information subject to change.

Today’s Objectives: For shareholder information only. Not legal, financial, or investment advice. Statements may include opinions or forward-looking information subject to change. • Introduce the new independent board members • Review mismanagement that resulted in destruction of 70% of company value and how value can be salvaged • Discuss specific areas in flagrant breaking of the law • Explain Haddock’s stock award of 3 millions shares • Shareholder exclusion from the 3:1 Flip-In Event • Provide an open forum to address your questions directly

Proposed Independent Board Nominees Brent Longnecker – Governance & Compliance Expert ● National authority on board strategy, risk & accountability ● Advised 2,500+ public & private boards ● Brings independence, transparency & shareholder-first focus Benjamin Thomas – Entrepreneur & Real Estate Operator ● 40+ acquisitions & $350M+ in successful exits ● Hands-on operator with strong asset repositioning expertise ● Focused on cash flow, disciplined investment & value restoration Allen R. Hartman – Founder & Former CEO of Hartman Properties/Silver Star ● Built & led Hartman Properties/Silver Star for 30+ years, raising $500M+ in equity ● Major shareholder, deeply aligned with investors ● Committed to maximizing asset value and returning shareholder capital 3

Sharp Decline in Shareholder Value



Total NAV by Year
Total NAV ($M)
$412M
$412M
$228M
$134M
400
350
300
250
200
150
2020 (Jan-21)
2021 (Dec-22)
2022 (Apr-23)
2024 (Sep-24)
Hartman left 10/22

Dates shown in parentheses reflect the month and year the NAV was reported or filed with the SEC, not the actual valuation date.

Year	NAV per Share
2020	$12.08
2021	$12.08
2022	$6.25
2024	$3.92

NAV dropped **~70% since 2022** under current leadership.
Strategic missteps and failure to uphold fiduciary duties accelerated losses.
Market confidence eroded due to lack of transparency and governance failures.

4

Silver Star Value 5 Asset Value Asset Debt Total Company Equity Legacy Assets $80 Million $0 $80 Million Storage Assets $90 Million $35 Million $55 Million Walgreens $67 Million $67 Million $0 $237 Million $102 Million $135 Million

Legacy Assets Occupancy 6 Prior Occupancy Current Occupancy Three Forest 80% 57% Westheimer 80% 55.7% 601 Sawyer 85% 58.8% The Preserve 90% 68.9% One Technology 90% 50% Cornerstone 70% 50% 83% 56.7%

Legacy Assets Dumped at Fire-Sale Prices ● Sales prices per sq. ft. collapsed over 18 months: ○ 2023: $118/sq ft ○ 1H 2024: $106/sq ft ○ 2H 2024: $36/sq ft ○ 1H 2025: $38/sq ft ● Shows declining occupancy & asset neglect after leadership change ● Demonstrates lack of value preservation and strategic foresight 7 *2023 sales figures exclude Quitman location data - $83/sq ft when included.

Mini Storage Assets: Immediate Sale Required ● Losing Money: Assets debt cost $8.69M annually but only generate $5.88M - creating $2.81M in losses each year ● Poor Returns: Only 4.61% return on $127.5M investment while paying up to 19.33% interest on debt ● Wasted Shareholder Money: $32.87M of investor funds in failing assets instead of being returned to shareholders ● Solution: Sell immediately to pay down expensive debt and return cash to investors 8

Legal Violations Flagrant Ways SSP Broke the Law 1. Soliciting Proxy Votes with no Financial Audit ○ Violation of SEC Regulations 2. Lying about Consent Solicitation to SEC ○ It did not include the Revocations ○ 51% votes - 30% revocations = 21% net votes received 3. Books and Records Requests ○ They broke the law by not providing: ■ Shareholder Lists ■ Financial Statements ■ Property Occupancy ■ Property Sale Prices 4. Deliberate concealment of financial records - Refusing legally mandated books and records requests while properties face active foreclosure proceedings 5. Blatant self-dealing with related parties - $14.4 million in minimum interest to Benefit Street Partners enriched the very lenders now foreclosing on us 6. Material omissions and misrepresentation - Never disclosed that Benefit Street Partners had "troubled properties" when structuring these expensive, predatory loans 9

How Haddock’s Stock Increased by 2M Shares ● Executed a 3:1 “flip-in” maneuver that tripled his shareholding ● Turned 1M shares into 3M ● High salaries taken as per SEC Filing dated on May 29, 2025 ● Timing aligned with sharp declines in shareholder value ● Breaking fiduciary responsibilities and creating conflict for themselves 10

Shareholder Exclusion from 3:1 Flip-In Event Shareholder reported direct communication with Haddock: ● Haddock stated that shareholders were excluded from receiving additional shares because "part of the Hartman group.” ● When shareholder questioned this exclusion, Haddock responded: “Have your attorney call my attorney.” ● Selective allocation allowed Haddock’s personal stock holdings to increase, while reducing ownership share of 20%. ● Raises serious concerns regarding fairness, transparency, and potential legal violations. Note: Source is a verified shareholder who wishes to remain anonymous. 11

Your Questions & Feedback All questions are welcome To vote call (619) 664-4780 For shareholder information only. Not legal, financial, or investment advice. Statements may include opinions or forward-looking information subject to change.